September 24, 2018

Neil A. Goldman
Chief Financial Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763

       Re: Chembio Diagnostics, Inc.
           Registration Statement on Form S-3
           Filed September 18, 2018
           File No. 333-227398

Dear Mr. Goldman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Alan L.Talesnick, Esq.